Bond Purchase, L.L.C.
                          1100 Main Street, Suite 2100
                              Kansas City, MO 64105

                                January 13, 2000

                         $100 PER UNIT OFFER TO PURCHASE

To Limited Partners in McNeil Real Estate Fund XX, L.P.:

   BOND PURCHASE, L.L.C., A MISSOURI LIMITED LIABILITY COMPANY (THE "PURCHASER"), IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST (THE "UNITS") IN McNEIL REAL ESTATE FUND XX, L.P. (THE "PARTNERSHIP") FOR A CASH PURCHASE PRICE OF $100 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED OFFER TO PURCHASE DATED JANUARY 13, 2000 AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

   Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on February 11, 2000. The Offer is conditioned upon a minimum of 12,378 of the outstanding Units being tendered. A Limited Partner may tender any or all of his or her Units; however, because of restrictions in the Partnership Agreement (i) a Limited Partner may not make a partial tender of Units owned by such Limited Partner if such Limited Partner would otherwise retain less than ten (10) Units and (ii) tenders of less than ten (10) Units will only be accepted if all the Units held by such Limited Partner are tendered.

   The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase and the Letter of Transmittal in order to evaluate the Offer being made by the Purchaser.

   In reviewing the Offer, please note:

   - If Limited Partners holding a majority of the outstanding Units of the Partnership vote in favor of the Partnership's merger proposal (as more fully described in Section 9 of the Offer to Purchase ("Certain Information Concerning the Partnership-Master Agreement")), the Partnership has estimated that the Limited Partners will receive $92 per Unit.


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   -  No Commissions and No Transfer Fees.

      The Purchaser will pay any transfer fees charged by the Partnership in connection with transferring the ownership of your Units pursuant to the Offer and you will not incur any commissions in connection with tendering your Units pursuant to the Offer.

   -  No More K-1 Reporting Costs if You Sell All of Your Units.

      If you sell all of your Units you will avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units.

   You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

   If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call Bond Purchase, L.L.C. at 1-816- 421-4670. Informed and courteous agents are available to assist you.


                                        Bond Purchase, L.L.C.

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